SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 3)

                          SeraCare Life Sciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81747Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000

                                   Eli Levitin
                                The Wolfson Group
                       One State Street Plaza, 29th Floor
                            New York, New York 10004
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,829,258

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,829,258

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,829,258

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,829,258

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,829,258

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,829,258

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,829,258

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,829,258

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,829,258

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     137,800

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     137,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     137,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     137,800

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     137,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     137,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     137,800

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     137,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     137,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,967,058

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,967,058

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,967,058

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,967,058

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,967,058

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,967,058

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,967,058

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,967,058

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,967,058

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,967,058

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,967,058

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,967,058

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Black Horse Capital LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     673,957

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     673,957

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     673,957

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Black Horse Capital (QP) LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[_]
                                                                          (b)[_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     205,653

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     205,653

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     205,653

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Black Horse Capital Offshore Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[_]
                                                                          (b)[_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     162,240

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     162,240

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     162,240

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Black Horse Capital Management LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[_]
                                                                          (b)[_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     879,610

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     879,610

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     879,610

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Black Horse Capital Advisors LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[_]
                                                                          (b)[_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER '

     0

8.   SHARED VOTING POWER

     162,240

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     162,240

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     162,240

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dale Chappell

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[_]
                                                                          (b)[_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,041,850

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,041,850

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,041,850

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%

14.  TYPE OF REPORTING PERSON*

     IN, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brian Sheehy

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[_]
                                                                          (b)[_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,041,850

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,041,850

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,041,850

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%

14.  TYPE OF REPORTING PERSON*

     IN, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Chesed Congregations of America

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     161,260

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     161,260

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,260

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     New Dimensions Trading

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     191,253

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     191,253

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     191,253

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jacob Safier

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     86,871

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     86,871

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,871

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Levitin Family Charitable Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,799

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     4,799

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,799

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BL Cubed LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     65,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     65,000

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     65,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 81747Q100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raizy Levitin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     5,500

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     5,500

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 81747Q100
          ---------

This is the initial Schedule 13D filed with respect to the shares of the common stock, no par value, (the "Shares") of SeraCare Life Sciences, Inc. (the "Issuer") by Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC, HMC - New York, Inc, Chesed Congregations of America, New Dimensions Trading, Jacob Safier, Levitin Family Charitable Trust, BL Cubed LLC and Raizy Levitin.

This Amendment to Schedule 13D amends and supplements the Schedule 13D filed with respect to the Issuer's Shares by Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation, Philip Falcone, Raymond J. Harbert and Michael D. Luce on October 3, 2006. Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC and HMC - New York, Inc have been added as Reporting Persons to this Schedule 13D.

This Amendment to Schedule 13D amends and supplements the Schedule 13D filed with respect to the Issuer's Shares by Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd., Black Horse Capital Management LLC, Black Horse Capital Advisors LLC, Dale Chappell and Brian Sheehy on September 12, 2006.

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     SeraCare Life Sciences, Inc., common stock, no par value.

     The address of the issuer is 375 West Street, West Bridgewater, Massachusetts 02379.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by (i) Harbinger Capital Partners Master Fund I, Ltd. (the "Harbinger Master Fund"), (ii) Harbinger Capital Partners Offshore Manager, L.L.C., ("Harbinger Management"), the sole investment manager of the Harbinger Master Fund, (iii) HMC Investors, L.L.C. ("HMC Investors"), the managing member of Harbinger Management, (iv) Harbinger Capital Partners Special Situations Fund, L.P. (the "Harbinger Special Fund"), (v) Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Harbinger Special Fund, (vi) HMC - New York, Inc. ("HMCNY"), the managing member of HCPSS, (vii) Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, (viii) Philip Falcone, a shareholder of HMC and the portfolio manager of the Harbinger Master Fund and the Special Fund, (ix) Raymond J. Harbert, a shareholder of HMC, (x) Michael D. Luce, a shareholder of HMC, (xi) Black Horse Capital LP (the "BH Domestic Fund"), (xii) Black Horse Capital (QP) LP (the "BH QP Fund"), (xiii) Black Horse Capital Offshore Ltd. (the "BH Offshore Fund"), (xiv) Black Horse Capital Management LLC ("BH Management"), the managing general partner of BH Domestic Fund and BH QP Fund, (xv) Black Horse Capital Advisors LLC ("BH Advisors"), the investment manager of the BH Offshore Fund, (xvi) Dale Chappell, a control person of BH Management and BH Advisors, (xvii) Brian Sheehy, a control person of BH Management and BH Advisors, (xviii) Chesed Congregations of America ("Chesed"), (xix) New Dimensions Trading ("New Dimensions"), (xx) Jacob Safier,
(xxi) Levitin Family Charitable Trust (the "Levitin Trust"), (xxii) BL Cubed LLC ("BL Cubed") and (xxiii) Raizy Levitin (each of the Harbinger Master Fund, Harbinger Management, HMC Investors, Harbinger Special Fund, HCPSS, HMCNY, HMC, Philip Falcone, Raymond J. Harbert, Michael D. Luce, the BH Domestic Fund, the BH QP Fund, the BH Offshore Fund, BH Management, BH Advisors, Dale Chappell, Brian Sheehy, Chesed, New Dimensions, Safier, the Levitin Trust, BL Cubed and Raizy Levitin may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Harbinger Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Harbinger Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Harbinger Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond
J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

The principal business address for each of the BH Domestic Fund, BH QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 45 Rockefeller Plaza, 20th Floor, New York, New York 10111. The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business address for each of Chesed and Jacob Safier is One State Street Plaza, New York, New York 10004. The principal business address of the New Dimensions is c/o W.S. Walker & Co., Walker House, George Town, Grand Cayman, Cayman Islands. The principal business address for each of the Levitin Trust, BL Cubed and Raizy Levitin is 1222 East 22nd Street, Brooklyn, New York 11210.

The principal business of each of Harbinger Master Fund and Harbinger Special Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of each of Harbinger Management, HMC Investors, HCPSS, HMCNY and HMC is providing investment management services. The principal occupation of Mr. Falcone is portfolio manager of the Harbinger Master Fund and the Special Fund. Mr. Harbert and Mr. Luce serve as control persons of HMC.

The principal business of each of the BH Domestic Fund, BH QP Fund and BH Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of each of BH Management and BH Advisors is providing investment management services. The principal occupation of each of Mr. Chappell and Mr. Sheehy is serving as the managing member of each of BH Management and BH Advisors.

The principal business of Chesed is that of a charitable non-profit corporation. The principal business of each of New Dimensions and BL Cubed is the purchase and sale of securities for its own account. The principal business of the Levitin Trust is that of a charitable trust. The principal business of each of Jacob Safier and Raizy Levitin is that of an investor.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Reporting Persons collectively may be deemed to beneficially own 4,523,591 Shares.

The total cost for the Shares Chesed may be deemed to beneficially own is $1,451,340. The total cost for the Shares New Dimensions may be deemed to beneficially own is $1,887,667. The total cost for the Shares Jacob Safier may be deemed to beneficially own is $721,898. The total cost for the Shares the Levitin Trust may be deemed to beneficially own is $32,359. The total cost for the Shares BL Cubed may be deemed to beneficially own is $428,350. The total cost for the Shares Raizy Levitan may be deemed to beneficially own is $30,807.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons initially acquired the Shares for their own account, and for investment purposes, with no purpose of changing or influencing control of the Issuer and not in connection with or as a participant in any transaction having that purpose or effect. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

On March 22, 2006, the Issuer filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of California (the "Bankruptcy Court"). The Issuer is currently operating its business as a debtor-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 case of the Issuer (the "Chapter 11 Case") is being administered as Case No. 06-00510-LA11. In connection with the Chapter 11 case, the Reporting Persons formed an Ad Hoc Committee of Equity holders (the "Ad Hoc Committee") of the Issuer. Prior to November 10, 2006, and notwithstanding the Reporting Persons' participation in the Ad Hoc Committee, the Reporting Persons had not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

The Reporting Persons have been closely monitoring the Chapter 11 Case. On June 26, 2006, the Ad Hoc Committee filed a motion (the "Motion") with the Bankruptcy Court for an order granting relief from the automatic stay to the Ad Hoc Committee, in order to allow the members of the Ad Hoc Committee to file a summary application with the California Superior Court to compel the Issuer to hold promptly its annual meeting of shareholders for the purpose, among other potential business, of electing directors. The Motion requested, in the alternative, that the Bankruptcy Court issue an order to terminate the Issuer's period of exclusivity to allow the Ad Hoc Committee or any other interested party to file a plan of reorganization and to solicit votes for such a plan. The motion to terminate the Issuer's period of exclusivity was granted by the Bankruptcy Court. In and around that time, the Issuer proposed a convertible debt financing that the Ad Hoc Committee had opposed; the Ad Hoc Committee filed an objection to the Debtor's motion to approve that convertible debt financing.

After extensive negotiations with the Issuer, on November 10, 2006 certain of the Reporting Persons entered into a Plan Support Agreement with the Issuer (the "Plan Support Agreement"). The Plan Support Agreement provides for a settlement of disputes between the Ad Hoc Committee and the Issuer regarding the financing of the Issuer and various other matters. In the Plan Support Agreement the Issuer and the Ad Hoc Committee have agreed to propose and seek confirmation of a joint plan of reorganization for the Issuer (the "Joint Plan").

This Schedule 13D is not a solicitation for votes on the Joint Plan. No disclosure statement has been approved by the bankruptcy court for the Joint Plan. A hearing to consider approval of such a disclosure statement, and voting procedures on the Joint Plan, is set for 10 a.m. on December 21, 2006 in the United States Bankruptcy Court for the Southern District of California, Bankruptcy Judge Louise DeCarl Adler, presiding.

The Joint Plan contemplates that the Issuer's deleveraging and exit from bankruptcy would be financed via a rights offering of approximately $20 million, at $4.75 per share, to shareholders as of the record date for the rights offering, during the same period as votes are solicited to approve the Joint Plan. The Reporting Persons that are parties to the Plan Support Agreement have agreed to participate in the rights offering fully to the extent of their pro rata interests, and certain of those Reporting Persons have agreed to fully backstop that rights offering, without any fee. The Plan Support Agreement and the Joint Plan contemplate that the Issuer will be redomiciled as a Delaware corporation and that the board of directors of the Issuer would be reduced to five persons, consisting of three persons designated by the Ad Hoc Committee (which persons must be acceptable to the CEO of the Issuer), the CEO of the Issuer and one current member of the board of directors of the Issuer, selected by the CEO. Shareholders will have the right, under applicable bankruptcy law, to vote on the Joint Plan. The Reporting Persons that are parties to the Plan Support Agreement will vote in favor of Joint Plan if a disclosure statement is approved and the Plan Support Agreement has not been terminated.

The Plan Support Agreement also provides that the price of the shares in the rights offering will be adjusted downward (with a corresponding increase in the number of shares, to maintain the same amount of financing) in the event that the Joint Plan is not confirmed by the bankruptcy court on or before February 28, 2007 or if the Effective Date of the Joint Plan has not occurred on or before March 31, 2007. The Plan Support Agreement provides that Issuer and the Ad Hoc Committee will work to seek confirmation and the occurrence of the Effective Date prior to such dates. The Plan Support Agreement also provides that, except under certain conditions, the Issuer shall not file or support any other plan of reorganization, even in the event of a termination of the Plan Support Agreement. Other parties in interest in the bankruptcy case would still be allowed to file plans of reorganization, because the bankruptcy court has terminated exclusivity. The Plan Support Agreement provides that upon the Effective Date of any plan of reorganization, or the termination of the Plan Support Agreement, the Issuer will reimburse the fees and expenses of the Ad Hoc Committee, both prior to and after the date hereof (to the date of such payment); the current amount of such fees and expenses are approximately $1 million. Finally, certain of the Reporting Persons have agreed to purchase, at par and upon the written request of the Issuer, the existing senior secured debt of the Issuer and thereafter to consent to the Issuer's use of cash collateral through June 2007.

The obligations of the Reporting Persons under the Plan Support Agreement are several with the Issuer and neither joint nor joint and several among themselves, and therefore, the Reporting Persons reserve all rights to disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants of the Ad Hoc Committee. As a precautionary matter the Reporting Persons are jointly filing this Schedule 13D in the event they may be deemed to be a group for such purposes. It is the present intention of the Reporting Persons to work with the Issuer, as provided in the Plan Support Agreement, to confirm and consummate the Joint Plan. There can be no assurance that the bankruptcy court will confirm the Joint Plan or that it can be consummated. The Reporting Persons reserve the right to pursue alternative courses of action, to the extent permitted by the Plan Support Agreement, in the event that either confirmation or consummation is not or cannot be accomplished. The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own. The Reporting Persons have been, and reserve the right further to be in contact with, members of the Issuer's management, members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to protect and maximize shareholder value and, in particular, regarding the direction and outcome of the Chapter 11 Case.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Harbinger Master Fund may be deemed to be the beneficial owner of 2,829,258 Shares, constituting 19.8% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     The Harbinger Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,829,258 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,829,258 Shares.

The Harbinger Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 2,829,258 Shares, constituting 19.8% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,829,258 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,829,258 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 2,829,258 Shares, constituting 19.8% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,829,258 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,829,258 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Harbinger Special Fund may be deemed to be the beneficial owner of 137,800 Shares, constituting 1.0% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     The Harbinger Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 137,800 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 137,800 Shares.

The Harbinger Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 137,800 Shares, constituting 1.0% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 137,800 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 137,800 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 137,800 Shares, constituting 1.0% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 137,800 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 137,800 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 2,967,058 Shares, constituting 20.7% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,967,058 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,967,058 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 2,967,058 Shares, constituting 20.7% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,967,058 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,967,058 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 2,967,058 Shares, constituting 20.7% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,967,058 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,967,058 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 2,967,058 Shares, constituting 20.7% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,967,058 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,967,058 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, BH Domestic Fund may be deemed to be the beneficial owner of 673,957 Shares, constituting 4.7% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     BH Domestic Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 673,957 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 673,957 Shares.

BH Domestic Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, BH QP Fund may be deemed to be the beneficial owner of 205,653 Shares, constituting 1.4% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     BH QP Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 205,653 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 205,653 Shares.

BH QP Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, BH Offshore Fund may be deemed to be the beneficial owner of 162,240 Shares, constituting 1.1% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     BH Offshore Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 162,240 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 162,240 Shares.

BH Offshore Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, BH Management Fund may be deemed to be the beneficial owner of 879,610 Shares, constituting 6.1% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     BH Management Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 879,610 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 879,610 Shares.

BH Management Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, BH Advisors Fund may be deemed to be the beneficial owner of 162,240 Shares, constituting 1.1% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     BH Advisors Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 162,240 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 162,240 Shares.

BH Advisors Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Dale Chappell may be deemed to be the beneficial owner of 1,041,850 Shares, constituting 7.3% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     Dale Chappell has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,041,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,041,850 Shares.

Dale Chappell specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Brian Sheehy may be deemed to be the beneficial owner of 1,041,850 Shares, constituting 7.3% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     Brian Sheehy has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,041,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,041,850 Shares.

Brian Sheehy specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Chesed may be deemed to be the beneficial owner of 161,260 Shares, constituting 1.1% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     Chesed has the sole power to vote or direct the vote of 161,260 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 161,260 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Chesed specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, New Dimensions may be deemed to be the beneficial owner of 191,253 Shares, constituting 1.34% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     New Dimensions has the sole power to vote or direct the vote of 191,253 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 191,253 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

New Dimensions specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Jacob Safier may be deemed to be the beneficial owner of 86,871 Shares, constituting 0.6% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     Jacob Safier has the sole power to vote or direct the vote of 86,871 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 86,871 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Jacob Safier specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Levitin Trust may be deemed to be the beneficial owner of 4,799 Shares, constituting 0.0% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     The Levitin Trust has the sole power to vote or direct the vote of 4,799 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 4,799 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

The Levitin Trust specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, BL Cubed may be deemed to be the beneficial owner of 65,000 Shares, constituting 0.5% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     BL Cubed has the sole power to vote or direct the vote of 65,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 65,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

BL Cubed specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Raizy Levitin may be deemed to be the beneficial owner of 5,500 Shares, constituting 0.0% of the Shares of the Issuer, based upon 14,318,103 Shares outstanding.

     Raizy Levitin has the sole power to vote or direct the vote of 5,500 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 5,500 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Raizy Levitin specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the last 60 days or the date of their most recently filed Schedule 13D by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response to Item 4 and Exhibit C and Exhibit D hereto are incorporated by reference into this Item 6.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

Exhibit C: Plan Support Agreement between Certain of the Reporting Persons and the Issuer (filed with the Commission on Form 8-K by the Issuer on November 15, 2006 (incorporated by reference))

Exhibit D: Plan of Reorganization dated as of November 10, 2006 proposed by SeraCare Life Sciences, Inc. and the Ad Hoc Equity Committee (filed with the Commission on Form 8-K by the Issuer on November 15, 2006 (incorporated by reference))

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------


HMC Investors, L.L.C.*

By: /s/ Joel B. Piassick
------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
------------------------


Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
------------------------


HMC - New York, Inc.

By: /s/ Joel B. Piassick
------------------------


Harbert Management Corporation

By: /s/ Joel B. Piassick
------------------------


/s/ Philip Falcone
------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
-------------------
Michael D. Luce


Black Horse Capital LP
By: Black Horse Capital Management LLC
As General Partner

By: /s/Dale Chappell
--------------------
Dale Chappell, Managing Member


Black Horse Capital (QP) LP
By: Black Horse Capital Management LLC
As General Partner

By: /s/Dale Chappell
--------------------
Dale Chappell, Managing Member


Black Horse Capital Offshore Ltd.

By: /s/Dale Chappell
--------------------
Dale Chappell, Director


Black Horse Capital Management LLC

By: /s/Dale Chappell
--------------------
Dale Chappell, Managing Member


Black Horse Capital Advisors LLC

By: /s/Dale Chappell
--------------------
Dale Chappell, Managing Member


/s/Dale Chappell
----------------
Dale Chappell


/s/Brian Sheehy
---------------
Brian Sheehy


Chesed Congregations of America

By: /s/Aaron Wolfson
--------------------
Aaron Wolfson, Vice President and Treasurer


New Dimensions Trading

By: /s/Chana Edelstein
----------------------
Chana Edelstein, Director


/s/Jacob Safier
---------------
Jacob Safier


Levitin Family Charitable Trust

By: /s/Eli Levitin
------------------
Eli Levitin, Trustee


BL Cubed LLC

By: /s/Eli Levitin
------------------
Eli Levitin, Member


/s/Raizy Levitin
----------------
Raizy Levitin

November 15, 2006

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 3, dated November 15, 2006 relating to the Common Stock of SeraCare Life Sciences, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------


HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
------------------------


Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
------------------------


HMC - New York, Inc.

By: /s/ Joel B. Piassick
------------------------


Harbert Management Corporation

By: /s/ Joel B. Piassick
------------------------


/s/ Philip Falcone
------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
-------------------
Michael D. Luce


Black Horse Capital LP
By: Black Horse Capital Management LLC
As General Partner

By: /s/Dale Chappell
--------------------
Dale Chappell, Managing Member


Black Horse Capital (QP) LP
By: Black Horse Capital Management LLC
As General Partner

By: /s/Dale Chappell
--------------------
Dale Chappell, Managing Member


Black Horse Capital Offshore Ltd.

By: /s/Dale Chappell
--------------------
Dale Chappell, Director


Black Horse Capital Management LLC

By: /s/Dale Chappell
--------------------
Dale Chappell, Managing Member


Black Horse Capital Advisors LLC

By: /s/Dale Chappell
--------------------
Dale Chappell, Managing Member


/s/Dale Chappell
----------------
Dale Chappell


/s/Brian Sheehy
---------------
Brian Sheehy


Chesed Congregations of America

By: /s/Aaron Wolfson
--------------------
Aaron Wolfson, Vice President and Treasurer


New Dimensions Trading

By: /s/Chana Edelstein
----------------------
Chana Edelstein, Director


/s/Jacob Safier
---------------
Jacob Safier


Levitin Family Charitable Trust

By: /s/Eli Levitin
------------------
Eli Levitin, Trustee


BL Cubed LLC

By: /s/Eli Levitin
------------------
Eli Levitin, Member


/s/Raizy Levitin
----------------
Raizy Levitin

November 15, 2006

                                                                       Exhibit B

                           Transactions in the Shares
                           --------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                Number of Shares
     Transaction              Purchased/(Sold)         Price per Share
     -----------              ----------------         ---------------

        10/12/06                   4,124                    6.03


    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                Number of Shares
     Transaction              Purchased/(Sold)         Price per Share
     -----------              ----------------         ---------------

        10/4/06                    10,500                   6.00


                   TRANSACTIONS BY BLACK HORSE CAPITAL (QP) LP

       Date of                Number of Shares
     Transaction              Purchased/(Sold)         Price per Share
     -----------              ----------------         ---------------

        10/9/06                     2,500                   6.00
        10/10/06                    4,700                   6.029
        10/12/06                    1,625                   6.050


                TRANSACTIONS BY BLACK HORSE CAPITAL OFFSHORE LTD.

       Date of                Number of Shares
     Transaction              Purchased/(Sold)         Price per Share
     -----------              ----------------         ---------------

        10/9/06                     2,500                   6.00
        10/10/06                    4,700                   6.029
        10/12/06                      500                   6.000

SK 03773 0003 720974